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                             December 4, 2023

       Oguz Alper   ktem
       Chief Executive Officer
       Marti Technologies, Inc.
       Buyukdere Cd. No:237
       Maslak, 34485
       Sariyer/Istanbul, T  rkiye

                                                        Re: Marti Technologies,
Inc.
                                                            SC TO-I filed
November 21, 2023
                                                            File No. 005-92684

       Dear Oguz Alper   ktem:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed November 21, 2023; Offer to Purchase

       General

   1. Please ensure on future filings that the EDGAR tag "SC 13E-3/A" is associated with the filing, in addition to
the EDGAR tag "SC TO-I/A."
   2. We note disclosure in multiple places in the Offer to Purchase and the offer's ancillary documents that
indicates that the consent of an additional 34% of the outstanding Public
                                                        Warrants is needed to
approve the Warrant Amendment. However, when combined with
                                                        the existing 26% who
have agreed to approve, the addition of that 34% would lead to an approximate 60%
aggregate approval, well in excess of the mere majority approval that is otherwise stated as
being the relevant threshold. Please revise, or advise.
   3. We note the following disclosure, which appears in three separate places in the Offer to
                                                        Purchase: "The
foregoing conditions are solely for our benefit, and we may assert one or more of the conditions
regardless of the circumstances giving rise to any such conditions."
 Oguz Alper   ktem
Marti Technologies, Inc.
December 4, 2023
Page 2
         All offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise the language relating to the circumstances that may "trigger" an offer condition to avoid the implication that they may be within the Company's control. See Question 101.02 of the Division of Corporation
         Finance's "Tender Offer Rules and Schedules" Compliance and Disclosure Interpretations.
Section 7. Information Concerning Marti Technologies, Inc., page 26

4. In circumstances where the registrant elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our Manual of Publicly
         Available Telephone Interpretations    that is available on the
Commission   s website at
         http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise the disclosure to include the information required by Item
         1010(c)(1), (2) and (3).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNameOguz Alper   ktem                            Sincerely,
Comapany NameMarti Technologies, Inc.
                                                              Division of
Corporation Finance
December 4, 2023 Page 2                                       Office of Mergers
and Acquisitions
FirstName LastName